Exhibit 99.96

Enthusiast Gaming Announces Shareholder Meeting Voting Results

TORONTO, Jan. 20, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), is pleased to announce the voting results for the election of its Board of Directors, which took place at the Company's Annual and Special Meeting of Shareholders (“AGSM”) held today. All nominees as set forth in the Company's management information circular dated December 23, 2020 (“Circular”) were elected as directors of Enthusiast Gaming at the AGSM. Detailed results of the votes are set out below:

Nominee	Votes For	%	Votes Withheld	%
Adrian Montgomery	32,152,899	99.20%	258,397	0.80%
Menashe Kestenbaum	32,222,899	99.42%	188,397	0.58%
Francesco Aquilini	32,152,899	99.20%	258,397	0.80%
Michael Beckerman	32,236,649	99.46%	174,647	0.54%
Alan Friedman	32,166,649	99.25%	244,647	0.75%
Ben Colabrese	32,408,153	99.99%	3,143	0.01%
Robb Chase	32,222,699	99.42%	188,597	0.58%

The shareholders also: (1) approved the appointment of KPMG LLP as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor; (2) approved and ratified the adoption of a proposed Stock Option Plan, and the prior grant of an aggregate of 743,671 options (“Prior Grants”) granted thereunder, as described in the Circular and; (3) approved and ratified the adoption of a proposed Share Unit Plan, and the prior award of an aggregate of 1,251,162 restricted share units (“Prior Awards”) awarded thereunder, as described in the Circular. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	%	Withheld/ Against	%
Appointment of Auditors	Carried	32,720,754	99.91%	30,000	0.09%
Approval and Ratification of proposed Stock Plan & Prior Grants	Carried	30,749,729	94.87%	1,661,567	5.13%
Approval and Ratification of proposed Share Unit Plan & Prior Awards	Carried	32,392,925	99.94%	18,371	0.06%

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming's future growth in periods of increased market advertiser demand.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:
Enthusiast Gaming – Eric Bernofsky
Chief Corporate Officer
press@enthusiastgaming.com

Media Relations – ID
EnthusiastGaming@id-pr.com